RECEIVED
2008 SEP -3 P 12:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

Exemption No : 82-35008

August 28, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted letters dated August 28, 2008 furnishing the Limited Review Report on the financial results of the company for the quarter ended June 30, 2008 to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

[redacted]

Ramesh Shenoy
Company Secretary

08004694

Encl:

PROCESSED
SEP 0 5 2008
THOMSON REUTERS

dlw
9/4

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

August 28, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax: 2272 2037/39/41/3121/3719
BSE Scrip Code: 500390
email : Corp.relations@bseindia.com

Dear Sirs,

Sub: **Limited Review Report for the quarter ended June 30, 2008**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended June 30, 2008, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl:

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

August 28, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax: 2659 8237/38
NSE Symbol: REL
email: cmlist@nse.co.in

Dear Sirs,

Sub: **Limited Review Report for the quarter ended June 30, 2008**

Pursuant to Clause 41 of the Listing Agreement, we enclose a copy of the Limited Review Report for the quarter ended June 30, 2008, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl:

LIMITED REVIEW REPORT

TO THE BOARD OF DIRECTORS OF RELIANCE INFRASTRUCTURE LIMITED (FORMERLY KNOWN AS RELIANCE ENERGY LIMITED)

1. We have reviewed the accompanying statement of 'Un-audited standalone financial results for the quarter ended June 30, 2008' (the 'Statement') in which are incorporated the results for the quarter ended June 30, 2008 ('interim financial information') of Reliance Infrastructure Limited (Formerly known as Reliance Energy Limited) (the 'Company') prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2. We conducted our review in accordance with the Auditing and Assurance Standards (AAS) – 33, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement.

3. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. We have not performed an audit and accordingly, we do not express an audit opinion.

4. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the Statement prepared, fairly in all material respects, in accordance with Accounting Standards and other recognized accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Price Waterhouse
Chartered Accountants

Partha Ghosh
Partner
Membership No. F55913

Date: July 26, 2008
Place: Mumbai

For Chaturvedi & Shah
Chartered Accountants

C. D. Lala
Partner
Membership No. F35671

Date: July 26, 2008
Place: Mumbai

Reliance Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
Website:www.rinfra.com

Unaudited Financial Results for Quarter ended June 30, 2008

(Rs.Crore)

Sr. No.	Particulars	Quarter ended		Year ended
		30-06-2008	30-06-2007	31-03-2008 (Audited)
1	Net Sales of Electrical Energy (See Note No 5)	1,763.73	1,285.40	4,919.87
2	Income from EPC and Contracts	434.38	338.61	1,393.30
3	Other Income	420.32	359.92	1,188.03
	Total Income	2,618.43	1,983.93	7,501.20
4	Expenditure			
	(a) Cost of Electrical Energy purchased	1,082.26	671.10	2,487.69
	(b) Cost of Fuel	296.79	272.24	1,015.52
	(c) Tax on Electricity	37.04	35.30	131.58
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	357.11	291.67	1,193.83
	(e) Employees Cost	124.51	99.63	397.24
	(f) Depreciation (See Note No 3)	61.21	58.13	222.94
	(g) Other Expenses and Provisions	324.63	216.48	591.94
	Total Expenditure	2,283.55	1,644.55	6,040.74
5	Interest and Finance Charges	77.42	69.29	308.76
6	Profit before Tax	257.46	270.09	1,151.70
7	Provision for Taxation :			
	- Current Tax	30.00	30.30	137.15
	- Deferred Tax	2.50	16.88	17.22
	- Fringe Benefit Tax	1.50	1.35	6.00
	- Tax adjustment for earlier years	(29.08)	-	(93.30)
8	Profit after Tax	252.54	221.56	1,084.63
9	Paid-up Equity Share Capital (Face Value of Rs.10 per Share)	231.51	228.57	235.62
10	Reserves including Statutory Reserves excluding Revaluation Reserves			10,024.16
11	Earnings Per Share (* not annualised)			
	- Basic (Rs.)	10.81 *	9.69 *	46.85
	- Diluted (Rs.)	10.61 *	9.39 *	45.68
12	Aggregate of Public Shareholding			
	- Number of Shares	140,513,372	149,501,662	151,501,619
	- Percentage of Shareholding	60.70	65.42	64.05

For Identification
Waterhouse

CHATURVEDI & SHAH MUMBAI

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
Website:www.rinfra.com

Segment-wise Revenue, Results and Capital Employed

(Rs.Crore)

Sr. No.	Particulars	Quarter ended 30-06-2008	Quarter ended 30-06-2007	Year ended 31-03-2008 (Audited)
1	Segment Revenue (Net Sales / Income)			
	- Electrical Energy	1,836.84	1,298.58	5,007.56
	- EPC and Contracts	443.93	339.77	1,444.36
	- Others	-	0.02	0.02
	- Unallocated	337.66	345.56	1,049.26
	Total	2,618.43	1,983.93	7,501.20
	Less : Inter Segment Revenue	-	-	-
	Net Sales / Income	2,618.43	1,983.93	7,501.20
2	Segment Results			
	Profit before Tax and Interest from each segment :			
	- Electrical Energy	177.61	88.89	456.24
	- EPC and Contracts	47.40	17.24	132.03
	- Others	(0.01)	(0.06)	(0.98)
	Total	225.00	106.07	587.29
	- Interest and Finance Expense	(77.42)	(69.29)	(308.76)
	- Interest Income	119.07	142.57	515.81
	- Other un-allocable Income net of expenditure	(9.19)	90.74	357.36
	Profit before Tax	257.46	270.09	1,151.70
3	Capital Employed			
	- Electrical Energy	3,646.88	3,033.60	3,570.46
	- EPC and Contracts	(840.51)	453.13	597.[illegible]
	- Others	0.84	1.73	0.34
	- Unallocated Corporate Assets (net)	8,730.51	4,802.79	7,518.39
	Total	11,537.72	8,291.25	11,686.96

Chaturvedi & Shah
Mumbai
Chartered Accountants

For Identification
Price Waterhouse

Notes:

1. In the matter of Standby Charges, the Company had accounted liabilities in its books of accounts in the year ended March 31, 2005 based on the Maharashtra Electricity Regulatory Commission (MERC) order dated May 31, 2004. Pending final determination of the matter by the Hon'ble Supreme Court, the Company has not accounted for the reduction of Rs 15.60 crore in standby charges liability from Rs 515.60 crore determined by MERC as well as interest amount payable by The Tata Power Company Limited (TPC) to the Company (at 10% per annum commencing from April 1, 2004 till the date of payment) as per the Appellate Tribunal for Electricity (ATE) order dated December 20, 2006. As per the Supreme Court interim order dated February 7, 2007, TPC has furnished a bank guarantee for Rs 227 crore and also deposited Rs 227 crore with the Court which the Company has withdrawn and accounted as other liabilities pending final adjustment. The matter is awaiting listing with the Supreme Court for final hearing.

2. Pursuant to the order passed by the MERC dated December 12, 2007, in case No. 7 of 2002, TPC has claimed an amount of Rs. 323.87 crore towards the following:

   a. Difference in the energy charge for energy supplied by TPC at 220 kV interconnection for the period March 2001 to May 2004 along with interest at 24% per annum up to December 31, 2007, and
   b. minimum offtake charges for energy for the years 1998-99 to 1999-2000 along with interest at 24% per annum up to December 31, 2007.

   In an appeal filed by the Company, ATE held that the amount in the matter a. above is payable by the Company along with interest at State Bank of India prime lending rate for short term borrowings. Matter (b) is remanded to MERC for redetermination. The Company has filed an appeal against the said order before the Supreme Court, who while admitting the appeal, has restrained TPC from taking any coercive action in respect of matter (a) and TPC has also filed an appeal against the said order.

3. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

4. During the quarter, pursuant to the sanction of the Hon'ble High Court of Bombay of the scheme of amalgamation between Reliance Projects Finance Private Limited (RPFPL), a wholly owned subsidiary and the Company, RPFPL has been amalgamated with the Company with appointed date as April 1, 2007. The Profit after Tax of RPFPL of Rs 66.19 crore for the year ended March 31, 2008 has been added to the balance of the Profit and Loss account as on April 1, 2008 of the Company. On account of the above amalgamation, Profit before tax for the current quarter is higher by Rs 39.77 crore. The Company has withdrawn its petition with the High Court of Bombay for amalgamating Reliance Power Infrastructure Private Limited.

5. During the current quarter, the Company, based on the tariff order received from the regulator, has accounted regulatory assets representing the revenue gap to be recovered through future tariff determination. Due to the said change in the accounting policy, the sales revenue and Profit after Tax have increased by Rs. 39 Crore and Rs.78.91crore respectively for the current quarter. Fuel adjustment charges recoverable is continued to be accounted as revenue in the period in which corresponding costs are incurred.

6. During the quarter, DS Toll Road Limited, NK Toll Road Limited, TK Toll Road Private Limited, SU Toll Road Private Limited, TD Toll Road Private Limited, CBD Tower Private Limited and Delhi Airport Metro Express Private Limited have become subsidiaries of the Company.

7. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

8. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2008: opening: Nil: additions: 190 disposals: 190 closing: Nil

9. The above results for the quarter ended June 30, 2008, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

10. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on July 26, 2008.

11. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Anil D. Ambani
Chairman

Place: Mumbai
Date: July 26, 2008

For Identification

END